Exhibit 1

Cemex reports solid growth in Sales and EBITDA, while marking important inflection point in margin recovery

Monterrey, Mexico. May 2, 2023 – Cemex reported today a 9% growth in Sales and a 6% growth in EBITDA in the first quarter of 2023. The strong results are attributable to pricing, decelerating input cost inflation, and contributions from the company’s growth investments and the Urbanization Solutions business. EBITDA margin showed significant sequential improvement, with a 1.9 percentage points increase.

“I am quite pleased with our first quarter growth achieved against a backdrop of challenging weather in our footprint in the U.S. and a strong prior year comparison base,” said Fernando A. González, CEO of Cemex. “I believe this quarter marks an important inflection point in our mission to recover 2021 margins and compensate for the steep cost inflation we’ve experienced over the past two years. Importantly, our pipeline of growth investments and our Urbanization Solutions business were a significant contributor to EBITDA growth. And, of course, we never lose sight of our decarbonization roadmap, with our Future in Action program resulting in a 3% decline in CO2 emissions versus the first quarter of 2022.”

Cemex’s Consolidated 2023 First Quarter Financial and Operational Highlights

•	Net Sales increased 9% to US$4,036 million.

•	Operating EBITDA increased 6% to US$733 million.

•	Operating EBITDA margin of 18.2%, with a strong sequential improvement of 1.9pp and the lowest year-over-year margin decline in five quarters.

•	Free Cash Flow after Maintenance Capital Expenditures was negative US$55 million, a year-over-year improvement of US$120 million.

•	Year-over-year reduction of 3% in CO2 levels.

•	Issued US$1 billion of subordinated perpetual notes, the first of its kind in the industry, accelerates the path towards investment grade.

•	Leverage ratio at 2.62x1, a reduction of 0.22x versus fourth quarter of 2022.

•	EBITDA growth of 34% in Urbanization Solutions business.

•	Incremental EBITDA contribution of US$40 million from growth investments and Urbanization Solutions.

Geographical Markets 2023 First Quarter Highlights

•	Net Sales in Mexico increased 13% in the first quarter, to US$1,097 million, while Operating EBITDA increased 9% to US$344 million. Sequential EBITDA margin improved 4.7pp to 31.4%.

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Cemex’s operation in the United States reported record EBITDA[2] with a growth of 15%, despite significant weather challenges impacting most markets. Net Sales increased 5% to US$1,255 million. EBITDA Margin increased 1.5pp to 18.3% while improving sequentially for the third straight quarter.

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In the Europe, Middle East, Africa and Asia region, Net Sales increased 14% in the First Quarter, to US$1,234 million. Operating EBITDA was US$148 million, 15% higher. EBITDA Margin of 12.0% was down 0.3pp.

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Cemex’s operations in South, Central America, and the Caribbean region, reported Net Sales of US$411 million in the First Quarter, an increase of 4%. Operating EBITDA decreased 21% to US$84 million. EBITDA Margin declined 5.9pp, to 20.4%. Decreases in EBTIDA and EBITDA Margin are mainly attributable to higher energy and maintenance costs and lower cement volumes.

1)	As calculated under Cemex’s main debt agreements
2)	On a reported basis since 2006

Note: All percentage variations related to Net Sales and EBITDA are on a like-to-like basis for the ongoing operations and for foreign exchange fluctuations compared to the same period of last year.

About Cemex

Cemex, S.A.B. de C.V. (“Cemex”) (NYSE: CX) is a global construction materials company that is building a better future through sustainable products and solutions. Cemex is committed to achieving carbon neutrality through relentless innovation and industry-leading research and development. Cemex is at the forefront of the circular economy in the construction value chain and is pioneering ways to increase the use of waste and residues as alternative raw materials and fuels in its operations with the help of new technologies. Cemex offers cement, ready-mix concrete, aggregates, and urbanization solutions in growing markets around the world, powered by a multinational workforce focused on providing a superior customer experience enabled by digital technologies. For more information, please visit: www.cemex.com

Contact information

Analyst and Investor Relations - Monterrey

Fabián Orta

+52 (81) 8888-4327

ir@cemex.com

Analyst and Investor Relations - New York

Scott Pollak

+1 (212) 317-6011

ir@cemex.com

Media Relations

Jorge Pérez

+52 (81) 8259-6666

jorgeluis.perez@cemex.com

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This press release contains, and the reports we will file or furnish in the future may contain, forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances, and assumptions about future events, as well as CEMEX’s current plans based on such facts and circumstances, unless otherwise indicated. These statements necessarily involve risks, uncertainties, and assumptions that could cause actual results to differ materially from CEMEX’s expectations, including, among others, risks, uncertainties, and assumptions discussed in CEMEX’s most recent annual report and detailed from time to time in CEMEX’s other filings with the Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores), which factors are incorporated herein by reference, which if materialized could ultimately lead to CEMEX’s expectations and projections not producing the expected benefits and/or results. These factors may be revised or supplemented and the information contained in this press release and the report referenced herein is subject to change without notice, but CEMEX is not under, and expressly disclaims, any obligation to update or correct this press release or revise any forward-looking statement contained herein, whether as a result of new information, future events or otherwise, or to reflect the occurrence of anticipated or unanticipated events or circumstances. Any or all of CEMEX’s forward-looking statements may turn out to be inaccurate. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. References to prices in this press release refer to Cemex’s prices for Cemex’s products and services. The content of this press release is for informational purposes only, and you should not construe any such information or other material as legal, tax, investment, financial, or other advice.